Exhibit 99.1

3 October 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

PDMR Dealing

Midatech (AIM: MTPH.L; NASDAQ: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, announces that Stephen Stamp, Chief Financial Officer and a Director of the Company, has purchased 250,000 ordinary shares of 0.005 pence each in the Company (“Share(s)”) at a price of 5.5 pence per Share.

Following the purchase, Mr Stamp's holding in the Company is 450,000 Shares, representing 0.11 per cent. of the Company's issued share capital.

The notification below, made in accordance with the requirements of the EU Market Abuse Regulation, provides further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Stamp
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 0.005 pence each in Midatech Pharma plc

	Identification code	GB00BRTL9B63

b)	Nature of the transaction	Sale and purchase of ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		5.5p per share	250,000

d)	Aggregated information

	- Aggregated volume	N/A – single transaction

- Price

e)	Date of the transaction	2 October 2019
f)	Place of the transaction	London Stock Exchange - AIM

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com